UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Therapix Biosciences Ltd.

(Name of Issuer)

Ordinary Shares, NIS 2.00 par value

(Title of Class of Securities)

88339A 203

(CUSIP Number)

November 23, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339A 203

1.	Names of Reporting Persons Robert J Eide Pension Plan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 11,200,000*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,200,000*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,200,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 7.72%
12.	Type of Reporting Person (See Instructions) OO

* Consists of 11,200,000 of the Issuer’s Ordinary Shares underlying 80,000 American Depositary Shares directly held by the Robert J Eide Pension Plan. Robert Eide is the trustee and sole beneficiary of Robert J Eide Pension Plan. Each American Depositary Share represents 140 Ordinary Shares. In addition, the Reporting Persons own 22,400,000 Ordinary Shares, underlying 160,000 American Depositary Shares, issuable upon the exercise of warrants, which are not exercisable due to a beneficial ownership limitation of 4.99% of the Issuer’s issued and outstanding Ordinary Shares.

CUSIP No. 88339A 203

1.	Names of Reporting Persons Robert Eide
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 11,200,000*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,200,000*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,200,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 7.72%
12.	Type of Reporting Person (See Instructions) IN

 * Consists of 11,200,000 of the Issuer’s Ordinary Shares underlying 80,000 American Depositary Shares directly held by the Robert J Eide Pension Plan. Robert Eide is the trustee and sole beneficiary of Robert J Eide Pension Plan. Each American Depositary Share represents 140 Ordinary Shares. In addition, the Reporting Persons own 22,400,000 Ordinary Shares, underlying 160,000 American Depositary Shares, issuable upon the exercise of warrants, which are not exercisable due to a beneficial ownership limitation of 4.99% of the Issuer’s issued and outstanding Ordinary Shares.

Item 1(a).	Name of Issuer

Therapix Biosciences Ltd. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

16 Abba Hillel Road

Ramat Gan 5250608, Israel

Item 2(a).	Names of Persons Filing

Robert J Eide Pension Plan and Robert J. Eide (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

810 7th Avenue #18, New York, NY 10019

Item 2(c).	Citizenship

Robert J Eide Pension Plan is a pension plan formed in New York and Robert Eide is a United States citizen.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value NIS 2.00 (the “Ordinary Shares”).

Item 2(e).	CUSIP Number

88339A 203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

☒	Not applicable

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 145,148,593 Ordinary Shares outstanding as of November 20, 2020, as represented in the Issuer’s Prospectus filed under Rule 424(b)(4) on November 20, 2020 with the Securities and Exchange Commission.

Robert J Eide Pension Plan is the record holder of the shares reported herein. Robert Eide is the trustee and sole beneficiary of Robert J Eide Pension Plan.

The Reporting Persons beneficially own an aggregate of 11,200,000 Ordinary Shares underlying 80,000 American Depositary Shares. Each American Depositary Share represents 140 Ordinary Shares. In addition, the Reporting Persons own 22,400,000 Ordinary Shares, underlying 160,000 American Depositary Shares, issuable upon the exercise of warrants, which are not exercisable due to a beneficial ownership limitation of 4.99% of the Issuer’s issued and outstanding Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below we certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATE: December 9, 2020

ROBERT J EIDE PENSION PLAN

By:	/s/ Robert Eide
Name:	Robert Eide
Title:	Trustee

/s/ Robert Eide
Robert Eide